

03053271

AB 5/7/03

VF 5-14-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
APR 23 2003

SEC FILE NUMBER
8- 65384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/16/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinkō Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 40th Street, 20th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Yuichiro Hamasaki (212) 213 3168 x105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yuichiro Hamasaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinko Securities (U.S.A.) Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALEX KARPINSKI
Notary Public, State of New York
No 01KA4526180
Qualified in New York County
Commission Expires May 31, 2006

Signature

Chief Financial Officer

Title

Notary Public

State of New York
County of New York
Subscribed and sworn (affirmed) before me this 10 day of APR 2003
L.S.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Shinko Securities (U.S.A.) Inc. (the "Company") at March 31, 2003 and the results of its operations and its cash flows for the period from April 16, 2002 (date of incorporation) through March 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

PricewaterhouseCoopers LLP

April 8, 2003

Shinko Securities (U.S.A.) Inc.
Statement of Financial Condition
March 31, 2003

Assets		
Cash and cash equivalents	$	2,998,335
Receivable from clearing broker		366,810
Investments		1,484,814
Due from affiliate		342
Furniture and fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $8,243		65,776
Deferred tax asset		112,447
Accounts receivable and prepaid expenses		29,137
Security deposit		17,583
Total assets	$	5,075,244
Liabilities and stockholder's equity		
Liabilities		
Accounts payable and accrued expenses	$	68,402
Taxes payable		66,231
Total liabilities		134,633
Stockholder's equity		
Common stock, $10,000 par value, 500 shares issued, 3,000 shares authorized		5,000,000
Accumulated deficit		(59,389)
Total stockholder's equity		4,940,611
Total liabilities and stockholder's equity	$	5,075,244

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Shinko Securities (U.S.A.) Inc. (the "Company") was incorporated on April 16, 2002. The Company was registered with the Securities and Exchange Commission as a broker-dealer in securities and became a member of the National Association for Securities Dealers, Inc. on November 25, 2002. The Company engages primarily in brokerage services with respect to U.S. and non-U.S. securities. The Company is a wholly owned subsidiary of Shinko Securities Holdings, Inc. (the "Parent").

The Company executes and clears all foreign securities through Shinko Securities Co., Ltd. (the "Affiliate") on a delivery versus payment basis. The Company executes and clears all U.S. securities transactions on a fully disclosed basis through Jefferies and Company, Inc.

2. Significant Accounting Policies

Cash and cash equivalents consist of cash funds and financial investments which are readily convertible in cash and have a maturity date of three months or less.

The Company records all securities transactions, including commissions and related expenses, on a settlement-date basis. Recording such transactions on a trade-date basis would not result in a material difference to the financial statements.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined.

As of March 31, 2003, the Company had net capital of $1,269,126 as compared with the required minimum net capital of $250,000.

The Company clears all transactions for customers through the Affiliate and a U.S. broker and claims exemption under sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Company's income tax benefit is comprised of:

	Current	Deferred	Total
Federal	$ 41,243	$ (70,023)	$ (28,780)
State and local	24,988	(42,424)	(17,436)
Total	$ 66,231	$ (112,447)	$ (46,216)

The statutory rate differs from the effective rate primary due to the effects of state and local taxes.

The deferred tax asset primarily represent various start-up expenditure and organizational costs capitalized for tax purposes.

5. Equipment and Leasehold Improvements

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at March 31, 2003:

	Historical Cost
Office equipment	$ 46,607
Leasehold improvements	27,412
	74,019
Less: accumulated depreciation and amortization	8,243
Net equipment and leasehold improvements	$ 65,776

Depreciation and amortization expenses for the period from April 16, 2002 through March 31, 2003 was $5,887 and $2,356, respectively.

6. Investments

Investments are comprised of:

US Treasury securities	$ 984,851
Commercial paper	499,963
	$ 1,484,814

7. Commitments and Contingencies

The Company leases office space under an operating lease expiring on July 31, 2007. The lease has provisions for escalation. Aggregate minimum future annual rental commitments under the lease agreement are as follows:

Year ending March 31		
2004	$	96,625
2005		99,303
2006		102,060
2007		104,901
2008		35,286
	$	438,175

8. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all domestic securities transactions through a clearing broker (Jefferies and Company, Inc.) on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or perform from the counterparties who do not perform under their contractual obligations.

Receivable from clearing broker represents cash balances on deposit with and commissions receivable from the Company's clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

9. Related Party Transactions

The Company is paid a commission by the Affiliate for foreign securities transactions. The Company earned $342 from such trades during the period.

The Company has cash of $2,455,976 on deposit with a related party.